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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION              0-29279
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        17038P 10 4

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR
            __ Form N-CSR

                 For Period Ended: September 30, 2004
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  READ INSTRUCTION (on back page) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Choice One Communications Inc.
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Full Name of Registrant


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Former Name if Applicable

100 Chestnut Street, Suite 600
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Address of Principal Executive Office (STREET AND NUMBER)

Rochester, New York 14604-2417
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
      |  (b)     The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR,
  X   |          or portion thereof, will be filed on or before the fifteenth
      |          calendar day following the prescribed due date; or the subject
      |          quarterly report of transition report on Form 10-Q, or portion
      |          thereof will be filed on or before the fifth calendar day
      |          following the prescribed due date; and
      |
      |  (c)     The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On October 5, 2004, the registrant and its subsidiaries filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceeding"). The registrant's plan of reorganization to implement a financial restructuring (the "Plan of Reorganization") was confirmed by the Bankruptcy Court in the Chapter 11 Proceeding on November 8, 2004. Because of the need to confirm the consequences that the Chapter 11 Proceeding, the financial restructuring contemplated by the Plan of Reorganization, and related transactions have had on the financial statements of the registrant contained in the Form 10-Q, the registrant's independent accountants have been unable to complete their review of the Form 10-Q prior to the required filing date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Elizabeth J. McDonald            585                 697-7972
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
          X Yes   __ No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The registrant expects that its net loss applicable to common stockholders will increase by approximately $30 million during the three months ended September 30, 2004 over the net loss applicable to common stockholders of $35.2 million during the three months ended September 30, 2003. The registrant estimates that more than $15 million of this increase relates to the Chapter 11 Proceeding, the financial restructuring contemplated by the Plan of Reorganization and an operational restructuring plan and reduction in workforce implemented in anticipation of the Chapter 11 Proceeding.

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                         Choice One Communications Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2004               By /s/ Ajay Sabherwal
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                                       Ajay Sabherwal, Executive Vice President,
                                        Finance and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).